St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

18 November 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Michael Coco

Dear Sir,

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- New Issue Announcement
- Letter to Shareholders / Proxy Form and Notice of Meeting
- Concise Annual Report
- Full Financial Report

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1278.

Yours sincerely,

Michael Bowan
Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	11,994
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Share issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 November 2003 – 7,995 17 November 2003 – 1,228 18 November 2003 – 2,771

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
505,668,589	Ordinary shares
3,000,000	PRYMES
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,547	Redeemable preference borrower share
		359,095	Redeemable preference depositor share
		1	Perpetual Note

10	Dividend policy (in the case of a trust, *distribution policy*) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • *the extent to which they* participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: Secretary Date: 17/11/2003

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.

03 DEC -1 7:21

17 November 2003

St.George Bank Limited
ABN 92 055 513 070

Address all correspondence and enquiries to:
Computershare Investor Services Pty Limited
GPO Box 4519
Melbourne VIC 3001 Australia
Enquiries (within Australia) 1800 804 457
(outside Australia) 61 3 9615 5970
Facsimile 61 3 6911 5710
www.computershare.com

Dear Shareholder

I have pleasure in inviting you to the Twelfth Annual General Meeting of St.George Bank Limited. Our Notice of Meeting is enclosed with this letter.

The Annual General Meeting will be held at the Tumbalong Auditorium (Level 2), Sydney Convention and Exhibition Centre (South), Darling Harbour, Sydney on Friday, 19 December 2003, commencing at 10.00 am (Sydney time). Registration will commence at 9.00 am. Please bring this bar-coded letter with you to facilitate your registration. Shareholders will be required to make their own way to the Annual General Meeting. Buses will be provided for transporting shareholders from the meeting to Town Hall Station.

Should you be unable to attend the Annual General Meeting, I encourage you to complete the attached Proxy Form and return it in the reply paid envelope enclosed. To be effective for this meeting, completed Proxy Forms must be received at the Bank's share registry (Computershare Investor Services) no later than 10.00 am (Sydney time) on Wednesday, 17 December 2003. Please refer to the Proxy Form for address and facsimile details.

Melbourne Meeting

For our Victorian shareholders, the directors will be conducting our regular Shareholder Information Meeting in Melbourne in May 2004.

Full Financial Report

An extract of the Full Financial Report is provided in the St.George Bank Concise Annual Report. If you require a copy of the Full Financial Report for 2003, it may be accessed on the St.George Bank website at www.stgeorge.com.au, alternatively you can contact the St.George Bank share registry on 1800 804 457 for a copy to be mailed to you. Mailing of the Full Financial Report will commence 20 November 2003.

My fellow directors and I look forward to welcoming you to the Annual General Meeting. Following the Meeting, you are invited to join the directors and the Bank's senior executives for morning tea.

Yours faithfully



Frank J Conroy
Chairman

st.george

Proxy Form

St.George Bank Limited
ABN 92 055 513 070

Mark this box with an 'X' if you have made any changes to your address details (see reverse) 

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 4519 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 804 457
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9611 5710
www.computershare.com

Appointment of Proxy

I/We being a member/s of St George Bank Limited and entitled to attend and vote hereby appoint

 the Chairman of the Meeting (mark with an 'X') **OR**  Write here the name of the person you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of St George Bank Limited to be held at the Tumbalong Auditorium (Level 2), Sydney Convention and Exhibition Centre, Darling Harbour on Friday 19 December 2003 at 10:00am and at any adjournment of that meeting.

 

IMPORTANT: FOR ITEMS 3 AND 4 BELOW

If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Items 3 and 4 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 3 and 4 and your votes will not be counted in computing the required majority if a poll is called on these items. The Chairman of the Meeting intends to vote undirected proxies in favour of each of these items.



Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
Item 2(a)	To elect Mr L F Bleasel as a Director			
Item 2(b)	To elect Mr P D R Isherwood as a Director			
Item 2(c)	To elect Mr G J Reaney as a Director			
Item 3	To increase Non-Executive Directors' Remuneration			
Item 4	To amend the Bank's Constitution - Non-Executive Directors' Retirement Allowances			

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
		
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____ Contact Daytime Telephone ____ Date / /

SGB 17PR 

SGB_WIP_160935/000001/000001/i

NOTICE OF MEETING

service, people, results


st.george

NOTICE is given that the Annual General Meeting of St.George Bank Limited (the 'Bank') will be held at the Tumbalong Auditorium (Level 2), Sydney Convention and Exhibition Centre (South), Darling Harbour, Sydney on Friday, 19 December 2003, commencing at 10.00 am.

Please refer to the accompanying Explanatory Notes on the Agenda Items, which form part of this Notice of Meeting, for more information on the various resolutions proposed.

Ordinary Business

1 Accounts and Reports

To consider the financial statements and directors' report for the year ended 30 September 2003 together with the directors' declaration and auditor's report on the financial statements.

2 Election of Directors

To consider, and if thought fit, pass the following resolutions:

(a) That Mr L F Bleasel, who retires in accordance with Article 73(1) of the Bank's Constitution, be re-elected as a director of the Bank.

(b) That Mr P D R Isherwood, who retires in accordance with Article 73(1) of the Bank's Constitution, be re-elected as a director of the Bank.

(c) That Mr G J Reaney, who retires in accordance with Article 73(1) of the Bank's Constitution, be re-elected as a director of the Bank.

Special Business

3 Non-Executive Directors' Remuneration

To consider, and if thought fit, pass the following resolution:

That the aggregate sum payable for the remuneration of non-executive Directors in any financial year be increased to a total sum not exceeding $2,000,000, such sum to be inclusive of all statutory superannuation guarantee contributions that the Bank makes on behalf of the Directors.

4 Amendment to the Bank's Constitution – Non-Executive Directors' Retirement Allowances

If resolution 3 is passed, to consider, and if thought fit, pass the following resolution as a special resolution:

That the Bank's Constitution, consisting of the Memorandum & Articles of Association, be amended by inserting sub-Articles 74 (8)(e) and (f) as set below.

"(e) no retiring allowance shall be payable to any non-executive director appointed after 30 September 2003.

(f) the retirement allowance paid to any director holding office as at 30 September 2003 shall not exceed the amount accrued in respect of that director as at 30 September 2003."

Voting Restrictions

Any vote cast on the resolution contained in Agenda Items 3 and 4 of this Notice of Meeting, by any Director of the Bank, or any associate of a Director, will be disregarded unless it is cast by:

(a) a person as proxy for a person who is entitled to vote, in accordance with any direction on the proxy form; or

(b) the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Proxies

A member entitled to attend and vote at the meeting is entitled to appoint not more than two proxies, neither of whom needs to be a member. Where more than one proxy is appointed, each proxy may be appointed to represent a specified proportion of the member's voting rights or the number of shares each proxy is appointed to exercise. If no such proportion or number is specified, each proxy may exercise half the member's voting rights.

Unless the member specifically directs the proxy how to vote, the proxy may vote as he or she thinks fit or abstain from voting.

The Chairman intends to vote all valid undirected proxies which they receive in favour of all Agenda Items.

If you wish to appoint a proxy, you should complete the enclosed Proxy Form. To be effective, the form must be received no later than 10.00 am (Sydney time) on Wednesday, 17 December 2003 at the Bank's share registry at Computershare Investor Services, Level 2, 60 Carrington Street, Sydney NSW 2000, (GPO Box 242, Melbourne, Vic, 3001, Australia) or be received by facsimile to (02) 8235 8220 by that time.

The Bank has determined in accordance with the Corporations Act and SCH Business Rules, that for the purpose of voting at the meeting, shareholders will be taken to be those persons recorded on the Bank's register of ordinary shareholders as at 7.00 pm (Sydney time) on Wednesday, 17 December 2003.

Joint Holders

In the case of joint holders, the vote of the holder whose name appears first in the register of members, whether in person or by proxy or by attorney or by representative, shall be accepted to the exclusion of the vote(s) of the other joint holder.

Dated 5 November 2003

By order of the Board

M H S Bowan

General Counsel and Secretary

Explanatory Notes on Agenda Items

Item 2: Election of Directors

There are three persons to be elected to the position of director. The following candidates present themselves:

(a) Mr L F Bleasel retires in accordance with Article 73(1) of the Bank's Constitution, and offers himself for re-election.

(b) Mr P D R Isherwood retires in accordance with Article 73(1) of the Bank's Constitution, and offers himself for re-election.

(c) Mr G J Reaney retires in accordance with Article 73(1) of the Bank's Constitution, and offers himself for re-election.

Profiles on each candidate are set out as follows:

Leonard Francis Bleasel AM

Len Bleasel, aged 60, was appointed to the Board in May 1993. He was the Managing Director of the Australian Gas Light Company where his career spanned 42 years and was Chairman of Natural Gas Corporation Holdings Limited (New Zealand). Mr Bleasel is a director of QBE Insurance Group Limited and Foodland Associated Limited. He is also Chairman of the Zoological Parks Board of NSW. Mr Bleasel is Chairman of the Board's Nomination and Remuneration Committee and is a member of the Audit and Compliance and Due Diligence Committees.

Paul Dean Ramsbottom Isherwood FCA

Paul Isherwood, aged 65, was appointed to the Board of Directors in October 1997. He is a former partner and National Chairman of Partners of Coopers & Lybrand, Chartered Accountants, his career with that firm spanning a period of 38 years. Mr Isherwood is Chairman of Globe International Limited and Stadium Australia Management Limited. He is also a Director of Munich Reinsurance Company of Australasia Limited and NM Rothschild Australia Holdings Pty Limited. Mr Isherwood is Chairman of St.George Bank New Zealand Limited and a member of the Bank's Board Risk Management Committee.

Graham John Reaney B.COMM CPA

Graham Reaney, aged 60, was appointed to the Board in November 1996. Mr Reaney's business experience spans 30 years during which time he has held a number of senior corporate appointments, including as Managing Director of National Foods Limited. Other former positions included Managing Director of Industrial Equity Limited, where Mr Reaney had responsibility for managing a range of businesses in the food and beverage and resource and service sectors. He is Chairman of PMP Limited and a director of the Australian Gas Light Company Limited and So Natural Foods Limited. Mr Reaney is Chairman of the Board's Risk Management Committee and is also a member of the Board's Audit and Compliance and Due Diligence Committees and the BankSA Advisory Board.



Leonard Bleasel
AM



Paul Isherwood
FCA



Graham Reaney
BComm CPA

Item 3: Non-Executive Directors' Remuneration

Under Article 74(1) of the Bank's Constitution, aggregate remuneration for non-executive Directors is determined by shareholders in general meeting. The amount so determined is divided between the Directors as they decide. The last determination was at the Annual General Meeting in December 2001. The recommended increase is to a maximum of $2,000,000 per annum, such sum to be inclusive of all superannuation guarantee contributions that the Bank makes on behalf of Directors, to be paid in any financial year. The proposed adjustment to the fee pool will enable the Bank to recognise the considerable increase in both the workload of Directors on the Board, its committees and subsidiary companies and Directors' responsibilities.

Although an increase is sought for a $2,000,000 maximum per annum, the Board has decided not to utilise more than $1,800,000 per annum during the period that there remains only seven non-executive Directors on the Board. It is the Board's intention in due course to fill the vacancy in the Board caused by the resignation of its former Deputy Chairman, Mr J J Mallick, in May 2003.

If approved the current approved aggregate sum payable for remuneration of non-executive Directors in any financial year of $1,200,000 would be increased by $800,000. The current approved aggregate sum of $1,200,000 does not include statutory superannuation guarantee contributions that the Bank makes on behalf of Directors, nor accruals for Directors' retirement allowances.

The Board has taken external advice on the proposed increase and that advice supports its view that the increase will enable the Bank to pay Directors' fees at levels similar to those of comparable organisations. The Board is also of the view that by eliminating retirement allowances for any new Directors and by freezing retirement allowances from 30 September 2003 for current Directors, as well as including all superannuation payments to Directors within the aggregate limit, reporting on Directors' emoluments will become more transparent and reflect their entire entitlements as Directors.

Item 4: Amendment to the Bank's Constitution – Non-Executive Directors' Retirement Allowances

Article 74(8) of the Bank's Constitution authorises the Board to pay retirement allowances to the Bank's non-executive Directors equivalent to the emoluments received by them in the three years prior to their dates of retirement. Each Director has signed a Deed with the Bank documenting their entitlement to such a benefit.

Taking into account recent trends in corporate governance and non-executive remuneration, and contingent upon shareholders voting to approve the increase in aggregate remuneration proposed in Item 3 of the meeting, the Directors propose that:

(a) the Bank's Constitution be amended so that any Director appointed after 1 October 2003 not be entitled to, or paid, a retirement allowance; and

(b) their current entitlement be amended (by deeds with each of them) so that each of their retirement allowances be capped at the amount that would have been paid if they had retired at 1 October 2003.

As mentioned above, this Agenda Item will not be put to shareholders if Agenda Item 3 is not approved. This is because Directors are of the view that the increase in aggregate remuneration contemplated by that item is necessary to compensate current and new Directors for the changes contemplated by this Agenda Item 4.

St.George Bank Limited Annual General Meeting



PYRMONT
Pyrmont Bridge
Mercure Hotel
Ibis Hotel
Novotel Hotel
Harbourside Shopping Centre
Cockle Bay
Cockle Bay Wharf
SYDNEY CBD
WESTERN DISTRIBUTOR
PYRMONT STREET
MURRAY STREET
SUSSEX STREET
DARLING HARBOUR
Convention Centre North
Imax Theatre
HARRIS STREET
Convention Centre Western Entrance
Convention Centre South
Exhibition Centre
DARLING DRIVE
QUARRY STREET
Chinese Gardens
HARBOUR STREET
CHINATOWN

Tumbalong Auditorium
Level 2, Sydney Convention and Exhibition Centre (South)
Darling Harbour, Sydney.

Friday, 19 December 2003,
commencing at 10.00 am

P	PARKING
M	MONORAIL STATION
L	LIGHT RAIL STATION
T	TAXI STAND
B	BUS STOP
······	PEDESTRIAN OVERBRIDGE
——	MONORAIL
- - -	LIGHT RAIL

Convention Centre South

Level 1
Promenade Meeting Room 1-6
Promenade
Exhibition Hall 6

Level 2
The Ballroom 1 & 2
Tumbalong Auditorium
Tumbalong Meeting Room

On conclusion of the Annual General Meeting, buses will be made available to transport Shareholders from the Convention Centre to Town Hall Station.

ST00967 C11/03 St.George Limited ABN 92 055 513 070


st.george